Exhibit 99.1

November 14, 2018

Dear Shareholders,

Further to the review of the company, its financial condition, products and employees, the board of directors of Medigus Ltd. has resolved to take steps to reduce the ordinary course expenses of the company by approximately 20% in order to be better aligned with the company’s business needs. The board of directors believes that such steps are required in order to ensure that the company’s resources are used in the most efficient and optimal way to promote the company’s operations.

The steps, which will enter into effect in the near future, include a contemplated organizational change, designed to curtail the company’s ongoing cash burn, while continuing to support the ongoing operations of the company. In its decision, the board of directors noted that this approach will allow the company to reserve capital, which will allow the company to explore new business opportunities.

We would like to take this opportunity and thank you for your ongoing support.

Sincerely yours,
Prof. Benad Goldwasser
Chairman of the board of directors
Medigus Ltd.